

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

<u>Via E-mail</u>
M. Ryan Kirkham, Esq.
Corporate Counsel
Peoples Bancorp Inc.
138 Putnam Street
Marietta, Ohio 45750

Re: Peoples Bancorp Inc.
Registration Statement on Form S-4
Filed October 3, 2014
File No. 333-199152

Form 10-Q for Fiscal Quarter Ended September 30, 2014
Filed October 23, 2014
File No. 000-16772

Dear Mr. Kirkham:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide the Board presentation materials to the staff.

2. Please provide the staff with the following information referred to in the fairness opinion of Keefe, Bruyette & Woods to the Board of Directors of NB&T Financial in Appendix C:
   * "other financial information concerning the businesses of and operations of NBTF and PEBO furnished to us by NBTF and PEBO…" (page C-2);

- Financial and operating forecasts and projections of NBTF that were prepared by NBTF management…(page C-2);
- "projected balance sheet and capital data of PEBO (giving effect to the acquisitions) (page C-2);"
- "estimates regarding certain pro forma financial effects of the Transaction on PEBO (page C-2);" and
- "discussions with senior management of . . . PEBO regarding. . . "future prospects (page C-3)."

3. Please provide the staff with the following information referred to in the fairness opinion of Raymond James to the Board of Directors of Peoples Bancorp in Appendix D:
   - the "projections" for Peoples Bancorp for years ending 2019 (page D-1); and
   - discussions with "members of the senior management" of Peoples Bancorp (page D-1).

Front Cover Page of Prospectus/Proxy Statement

4. Please revise the second paragraph to disclose the approximate aggregate amount of consideration being offered for NB&T.

5. Please add a separate paragraph disclosing that shareholders of NB&T Financial Group have dissenters rights under Ohio state law entitling them to the fair cash value of their shares provided they comply with each and every requirement under Ohio law, which are strictly applied.

Questions and Answers, page 1

6. Revise the last Q&A on page 2 to indicate, if any, the number of shares committed to vote in favor of the merger for both entities.

7. Revise the last Q&A on page 4 to include the word "dissenters" in the caption and add to the narrative the complete address where such demands are to be mailed. In addition, disclose that dissenters must not vote in favor of the merger or return an unmarked proxy card.

8. Revise the last Q&A to add to the narrative that NBTF dissenters must either vote against the merger or not return a proxy card and must mail their dissent to the Company prior to the vote.

Summary, What NB&T Financial shareholders will receive in the Merger, page 9

9. Please revise this section as follows:
    *   summarize the "certain circumstances" under which the consideration offered in the merger will be adjusted;
    *   disclose the post-merger ownership of Peoples to be held by NBTF shareholders; and
    *   disclose that dividend per share will drop from $1.20 for each share of NB&T common stock to $0.54 for each share of Peoples common stock.

Summary, What holders of NB&T Stock Options will receive in the Merger, page 9

10. Please revise this section as follows:
    *   disclose the approximate aggregate purchase price that is being paid to holders of stock options;
    *   quantify number and percent of stock options held by directors and management and the number and percent of stock options held by others;
    *   disclose the average exercise price per share; and
    *   disclose the number of options that are vested and the number that are not vested.

Summary, Required vote, page 10

11. Please revise this section as follows:
    *   disclose whether any beneficial owners of Peoples have made a commitment to vote to approve the merger; and
    *   disclose, for each entity, the number of shares that you act as trustee for or otherwise control how those shares will be voted; and
    *   disclose the number and percentage of non-committed shares that you need to vote in favor of the merger.

Summary, Dissenters' Rights, page 13

12. Please revise the disclosure here and on page 43 to state whether a security holder's failure to vote against the merger will constitute a waiver of his dissenters' rights.

Summary, Certain Differences in shareholder rights, page 13

13. Please summarize the "certain differences" between the rights of shareholders of NB&T Financial and the rights of shareholders of Peoples.

Risk Factors, page 28

14. As required by Item 503(c) of Regulation S-K, please add a statement to the effect that this section is "a discussion of the most significant factors that make the offering speculative or risky."

15. Please consider adding a risk factor relating to merger resulting in further concentration of loans in real estate in the state of Ohio including but not limited to the following:
    * quantify the amount and percentage of the merged bank's loan portfolio in real estate;
    * quantify the amount and percentage of the merged bank 's loan portfolio in commercial real estate;
    * discuss particular risks associated with commercial real estate loans; and
    * discuss whether the extent to which the risks are elevated because of the limited geographical area in which the real estate is located.

16. Please revise the risk factor relating to integrating the operations, on the bottom of page 28, to include discussion of the fact that this is your fourth acquisition of 2014 and there is a risk that you will have difficulty integrating the operations of four banks within one year.

Background of the Merger, page 44

17. Please revise your discussion on pages 47-48 to provide more detail regarding the terms of each of the three final indications of interest and the difference between them, including the aggregate purchase price in each indication of interest. Revise the last paragraph on page 47 to identify in the first sentence which bid of stock and cash was People's and in the last line on page 47 what price per share was People's. Please revise the paragraph on page 48 to clearly explain the reasons why the Board rejected the other two indications of interest.

18. Please revise your discussion on pages 47- 49 to provide more detail regarding the negotiations over the terms of the transaction relating to directors and employees and the NB&T's Boards reasons for seeking various provisions. Explain why shareholders will receive mostly stock of Peoples and some cash but holders of stock options will receive all cash. Explain why the Board sought to pay cash to employees for unvested unexercised options.

Interests of NB&T Financial Directors and Officers in the Merger, page 72

19. Please revise this section to disclose any new employment agreements and the amount of annual compensation the term of each agreement.

Material U.S. Federal Income Tax Consequences of the Merger, page 75

20. Please revise the first paragraph to state that the tax opinion from Vorys has been filed as an Exhibit and the following narrative is a summary of that opinion. In addition, delete the sentence in bold that appears as the last sentence on page 75. See Section III.C.3.of Staff Legal Bulletin 19.

Fairness Opinion of Keefe Bruyette & Woods to the Board of NB&T Financial Group, Inc., Appendix C

21. The first full paragraph on page 5 of the fairness opinion of Keefe Bruyette & Woods to the Board of NB&T Financial Group, Inc. includes a limitation on reliance by shareholders ("This opinion is letter is for the information of and is directed to, the Board. . . . . This opinion is not to be used for any other purpose…."). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor's belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 4. Loans, page 14

22. We note from your changes in the allowance for loan losses table for the nine-months ended September 30, 2014 that you recorded a recovery of loan losses for the commercial real estate loans portfolio totaling $3.7 million. We understand from your disclosure on page 40 that $500 thousand of this amount represents recovery on a single previously charged-off commercial real estate loan during the third quarter of 2014. The remainder of this reversal appears to have been recorded during your fiscal quarter ended June 30, 2014. Please tell us and revise your future filings to comprehensively discuss the reasons for this reversal to the provision, all of which appears to be reflected as a reduction to your allowance for loan losses collectively evaluated for impairment.

Selected Financial Data, page 22

23. We note your presentation of the asset quality ratios here and in other parts of your filing which appear to have been impacted by the accounting treatment for loans acquired in recent acquisitions, in which these loans were recorded at fair value with no carryover of the allowance for loan losses. We also note several acquisitions that have been announced during 2014 which would result in a significant increase to your loan portfolio. Considering the significant impact that your acquisitions and related acquisition accounting have on your credit quality ratios and trends, please revise your MD&A in future filings to quantify the impact, specifically identify the credit ratios and trends most impacted, and discuss their comparability between reporting periods or with other institutions not similarly impacted by purchase accounting.

Allowance for Loan Losses, page 39

24. We note from the allocation of allowance for loan losses table that there have been significant fluctuations within the allocation, especially from March 31, 2014 to June 30, 2014, relating to commercial real estate, residential real estate, and consumer loans. Please tell us and revise your future filings to comprehensively explain the reasons for any significant fluctuations in the allocation of the allowance for loan losses. In that regard, it will be useful to include columnar information about the percent of loans in each category to total loans given the noted growth in your loan portfolio.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

M. Ryan Kirkham, Esq.
Peoples Bancorp Inc.
October 30, 2014
Page 7

You may contact John A. Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney